RUBIUS THERAPEUTICS, INC.

C/O VERDOLINO & LOWEY, P.C.

124 WASHINGTON STREET, SUITE 101

FOXBOROUGH, MA

(508) 543-1270

February 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Rubius Therapeutics, Inc. – Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-265482)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Rubius Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-265482), together with the exhibits and amendments thereto, which was filed on June 8, 2022 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was declared effective by the Commission on June 21, 2022, but no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, Jacqueline Mercier, Esq., of Goodwin Procter LLP, at (617) 570-1762.

Very truly yours,

/s/ Dannielle Appelhans
Chief Executive Officer

cc:	Jennifer Kamocsay (General Counsel at Rubius Therapeutics, Inc.)

Yasin Akbari (Goodwin Procter LLP)